NEVWEST EXPLORATIONS CORP.
                         6600 W. Charleston, Suite 140A5
                               Las Vegas, NV 89146
                          Telephone & Fax (702)993-7424
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                                                                November 5, 2007


Mr. Sean Donahue
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC  20549

Re: Nevwest Explorations Corp.
    Registration Statement on Form SB-2
    October 11, 2007
    File No. 333-146627

Dear Mr. Donahue:

In reply to your letter of October 30, 2007 we have filed an amended Registration Statement and provide this cover letter keyed to your comments to assist you in your review.

Risk Factors

1. We have provided a risk factor addressing the fact that since 1999 Mr. McLeod has been an officer, director, or geologist for a number of companies most of which have not moved forward with exploration activities, and five of which have changed businesses and completely abandoned exploration activities.

Sincerely,

/s/ Albert Abah
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Albert Abah
President & Director